Exhibit 16.1

May 18, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.   20549

Dear Sirs/Madams:

We have read Item 4.01 of the Wisconsin Energy Corporation Employee Retirement
Savings Plan Form 8-K dated May 17, 2005, and have the following comments:

1. We agree with (a) the statements made in the second and third sentences of the first paragraph as they relate to Deloitte & Touche LLP; and (b) the statements made in the first, second, third and fourth sentences of the second paragraph.

2. We have no basis on which to agree or disagree with the statement made in the second sentence of the first paragraph as it relates to Clifton Gunderson LLP.

3. We have no basis on which to agree or disagree with the first or fourth sentence of the first paragraph or the fifth sentence of the second paragraph or the third paragraph therein.

Yours truly,

/s/ DELOITTE & TOUCHE LLP